Dennis H. Fitzgerald President and Chief Executive Officer
August 11, 2008
VIA EDGAR AND
OVERNIGHT DELIVERY
Mr. Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allegro MicroSystems, Inc. Registration Statement on Form S-1 (File No. 333-145254) Application for Withdrawal of Registration Statement
Dear Mr. Buchmiller:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allegro MicroSystems, Inc. (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”) for an order granting withdrawal of its Registration Statement on Form S-1 (File No. 333-145254), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 8, 2007.
     In light of current public market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement (the “Order”) be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.
     Subject to the Commission’s grant of the Order requested hereby, please forward a copy of the Order to the undersigned via facsimile at (508) 856-7434, with a copy to the Company’s outside legal counsel, Yoshiki Shimada/Alan Jakimo of Sidley Austin llp, via facsimile at (212) 839-5599.
115 Northeast Cutoff • Box 15036 • Worcester, Massachusetts 01615 • (508) 854-5701 • Fax: (508) 856-7434 • dfitzgerald@allegromicro.com

     If you have any questions regarding the foregoing application for withdrawal, please contact Yoshiki Shimada at (212) 839-5859 or Alan Jakimo at (212) 839-5480.

Sincerely, Allegro MicroSystems, Inc.
By:	/s/ Dennis H. Fitzgerald
	Name:	Dennis H. Fitzgerald
	Title:	President and Chief Executive Officer

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